Exhibit 99.1

Press Release

Neurologist and Psychiatrist Prof. Johannes Rolf Streffer, MD Joins AC Immune SA as Chief Medical Officer

Prof. Streffer is an established authority on neuroscience and biomarker modalities

Appointment reaffirms AC Immune’s scientific leadership in neurodegeneration

Lausanne, Switzerland, November 18, 2020 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced that Prof. Johannes R. Streffer, an authority on neurology and psychiatry, was hired as the Company’s Chief Medical Officer, and he is expected to join the Company in January 2021.

Prof. Streffer joins AC Immune from UCB Biopharma SPRL where he currently holds the position of Vice President, Head of Translational Medicine Neuroscience. His expertise will further accelerate AC Immune’s progress in advancing its pipeline of therapies targeting neurodegenerative diseases.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “We welcome Prof. Streffer’s timely appointment, as his understanding of biomarkers and experience of clinical study design in Alzheimer’s disease (AD), and particularly preclinical AD, will positively impact AC Immune’s discovery efforts. His appointment is a further affirmation of our scientific leadership in the neurodegenerative disease field. Prof. Streffer’s significant expertise and standing in the scientific and medical community will be an invaluable asset as we work to develop innovative treatments for neurodegenerative diseases using our proprietary technology platforms.”

Prof. Streffer commented: “I am humbled and proud to be invited to join AC Immune, an established pioneer at the forefront of discovering and developing treatments for neurodegenerative diseases. It is tremendously exciting to be involved at the cutting edge of research addressing an area with such a high unmet medical need and where my work on clinical studies and understanding early biomarkers in Alzheimer’s could play a critically important role. The existing and developing pipeline of AC Immune is very impressive. I look forward to working with the outstanding team at AC Immune and hope my own expertise will contribute to their continued success.”

At UCB Prof. Streffer led the development of a translational space in neuroscience, integrating clinical and biomarker sciences. Prior to this he was a member of the Alzheimer Disease Area Leadership Team at Janssen, Pharmaceutical Companies of Johnson & Johnson. Here he gained experience in early experimental AD trials, including biomolecular modalities such as positron emission tomography (PET), volumetric and functional MRI, genetics, cognition and cerebrospinal fluid markers. As a member of the Experimental Medicine group and as leader of the Janssen

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BACE inhibitor (BACEi) program targeting Alzheimer’s Disease he initiated a number of methodological and biomarker studies focusing on early diagnosis and translation. Prof. Streffer was also the industrial lead for European Medical Information Framework (EMIF)-AD. In the Innovative Medicines Initiative (IMI)-EMIF program researchers from 14 countries combined in a EUR 56 million project to integrate a wide variety of AD data cohorts to foster understanding of early biomarkers and change in the predementia AD spectrum.

Prof. Streffer is a graduate of the University of Tübingen, Germany, where he received his medical degree. He also completed graduate studies on neuro-oncology and is Board certified in psychiatry and neurology. He has published more than 70 manuscripts and is a visiting Professor in the Department of Biomedical Sciences at the University of Antwerp.

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company utilizes two proprietary platforms, SupraAntigenTM and MorphomerTM, to design, discover and develop small molecule and biological therapeutics as well as diagnostic products intended to diagnose, prevent, and modify neurodegenerative diseases caused by misfolding proteins. The Company's pipeline features nine therapeutic and three diagnostic product candidates, with six currently in clinical trials. It has collaborations with major pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company and Janssen Pharmaceuticals.

For further information, please contact:

Head of Investor Relations Joshua Drumm, Ph.D. AC Immune Phone: +1 917 809 0814 Email: joshua.drumm@acimmune.com	US Media Katie Gallagher LaVoie HealthScience Phone: +1 617 792 3937 Email: kgallagher@lavoiehealthscience.com
Global Head of Communications Judith Moore AC Immune Phone: +41 79 826 63 82 Email: judith.moore@acimmune.com	European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 Email: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and

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beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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